

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 12, 2017

Gary Judd
Chairman and Chief Executive Officer
Sterling Bancorp, Inc.
One Towne Square, Suite 1900
Southfield, MI 48076

> **Re:** **Sterling Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 15, 2017**
> **CIK No. 0001680379**

Dear Mr. Judd:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Our Business Strategy, page 5

2.   We note your disclosure at the bottom of page 5 that your business strategy includes
continued growth of your commercial loan portfolio. Please balance the discussion by
disclosing the added risks of commercial lending, as disclosed in the penultimate risk
factor on page 20.

Risk Factors

3.   Please tell us what consideration you gave to including a risk factor to address the risks,
if any, associated with your senior leadership team being located in Southfield, Michigan
while most of your lending activity occurs in California.

Our ability to originate loans could be restricted by federal regulations, page 18

4.   Please revise this caption to describe that you could be subject to statutory claims for
violations of the ability to repay standard.

Use of Proceeds, page 43

5.   We note that you may use a portion of the net proceeds for "selective acquisition
activity." Please disclose whether you currently have any plans, arrangements or
understandings to acquire any businesses or assets. If applicable, please briefly describe
any businesses or assets to be purchased. Refer to Instruction 5 to Item 504 of
Regulation S-K.

Executive Compensation

Summary Compensation Table, page 107

6.   Please disclose how the bonus amounts in the table were determined for each of Messrs.
Lopp and Montemayor. Refer to Item 402(o) of Regulation S-K.

Description of Capital Stock

Choice of Forum, page 120

7.   Please add a separately captioned risk factor addressing the impact of your exclusive
forum provision on investors.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Thomas Lopp
       Jeffrey H. Kuras, Esq.